                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K

(Mark One)

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934

          For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ________________ to ________________

          Commission File Number 0-17506
                                 -------

                           --------------------------

A:        Full title of the plan:

                                    UST INC.
                             EMPLOYEES' SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    UST INC.
                             100 West Putnam Avenue
                          Greenwich, Connecticut 06830

                                    UST Inc.
                             Employees' Savings Plan
                          Audited Financial Statements
                                       and
                             Supplemental Schedules

                     Years ended December 31, 1999 and 1998
                       with Report of Independent Auditors

                                    UST Inc.
                             Employees' Savings Plan
                                  (the "Plan")

             Audited Financial Statements and Supplemental Schedules

                     Years ended December 31, 1999 and 1998

                                      INDEX

Report of Independent Auditors...................................................1

Audited Financial Statements

      Statements of Net Assets Available for Benefits............................2
      Statements of Changes in Net Assets Available for Benefits.................3
      Notes to Financial Statements..............................................4

Supplemental Schedules

      Schedule of Assets Held for Investment Purposes at End of Year.............9
      Schedule of Reportable Transactions.......................................12

                         Report of Independent Auditors

To the UST Inc.
Employee Benefits Administration Committee

We have audited the accompanying statements of net assets available for benefits of the UST Inc. Employees' Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                               Ernst & Young LLP

April 28, 2000

                                    UST Inc.
                             Employees' Savings Plan
                 Statements of Net Assets Available for Benefits

                                                           DECEMBER 31
                                                    1999               1998
                                                -------------------------------
ASSETS
Investments                                     $127,010,375       $137,814,806

Receivables:
  Participant contributions                          328,216            710,612
  Employer contributions                             167,205            462,966
  Interest and dividends                              85,757             37,646
                                                -------------------------------
Total assets                                     127,591,553        139,026,030
                                                -------------------------------
LIABILITIES
  Due to participants                                      -          1,858,656
  Due to trustee                                       2,654             16,183
                                                -------------------------------
Total liabilities                                      2,654          1,874,839
                                                -------------------------------
Net assets available for benefits               $127,588,899       $137,151,191
                                                ===============================


See accompanying notes.

                                    UST Inc.
                             Employees' Savings Plan
           Statements of Changes in Net Assets Available for Benefits

                                                                         YEAR ENDED DECEMBER 31
                                                                        1999                1998
                                                                   ---------------------------------
ADDITIONS
Investment income:
  Net (depreciation) appreciation in fair value of investments:
    Common stock of UST Inc.                                       $(22,916,306)        $(4,570,776)
    Group trust funds                                                 5,702,567           2,934,067
  Interest and dividends                                              6,339,052           6,543,485
                                                                   ---------------------------------
Investment (loss) income, net                                       (10,874,687)          4,906,776

Contributions:
  Participants                                                        7,566,956           7,133,026
  Employer                                                            4,388,711           4,486,050
                                                                   ---------------------------------
                                                                     11,955,667          11,619,076
                                                                   ---------------------------------
Total additions                                                       1,080,980          16,525,852
                                                                   ---------------------------------

DEDUCTIONS
Benefits paid directly to participants                               10,174,210          15,436,742
Administrative expenses                                                 469,062             427,385
                                                                   ---------------------------------
Total deductions                                                     10,643,272          15,864,127
                                                                   ---------------------------------
(Decrease) increase  in net assets available for benefits            (9,562,292)            661,725

Net assets available for benefits:
  Beginning of year                                                 137,151,191         136,489,466
                                                                   ---------------------------------
  End of year                                                      $127,588,899        $137,151,191
                                                                   =================================



See accompanying notes.

                                    UST Inc.
                             Employees' Savings Plan
                          Notes to Financial Statements
                     Years Ended December 31, 1999 and 1998

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on judgments and estimates made by management, which may differ from actual results.

Investment in common stock of UST Inc. (the Company) is stated at fair value of $25.19 and $34.88 per share at December 31, 1999 and 1998, respectively. (At April 28, 2000 UST Inc. common stock had a fair value of $15.00 per share.) Group trust funds investments are also stated at fair value. The change in the difference between the fair value and the cost of such investments is reflected as unrealized appreciation (depreciation) in the aggregate fair value of investments. The realized appreciation (depreciation) in the aggregate fair value of investments is the difference between the proceeds received and the average cost of the investments sold. The fair values of UST Inc. common stock and group trust fund investments are determined based on published market data. Guaranteed investment contracts, which are fully benefit responsive, are stated at contract value which approximates fair value. Participant loans are valued at their outstanding principal balances, which approximate fair value.

The fair value of the participation units owned by the Plan in group trust funds is based on quoted redemption value on the last business day of the Plan year.

The Plan has adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," for the presentation of its 1999 and 1998 financial statements. Accordingly, certain amounts in the 1998 financial statements have been reclassified to conform to this presentation.

2. DESCRIPTION OF PLAN

The Plan is a defined contribution employee benefit plan established to encourage and assist employees to adopt a regular savings program and to help provide additional security for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a trusteed plan administered by the UST Inc. Employee Benefits Administration Committee (EBAC). Effective November 1, 1999, American Express Trust Company replaced Wachovia Bank, N.A. as the Plan's trustee.

Employees are eligible to participate in the Plan the first day of the month following the date a year of service has been completed. A year of service shall be met upon completion of at least 1,000 hours of service during a 12-month consecutive period measured from the employee's date of hire.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1999 and 1998

2. DESCRIPTION OF PLAN (CONTINUED)

Through October 31, 1999, the majority of participants were able to make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay on a before-tax or after-tax basis, of which the first 6% was subject to a 100% matching contribution by the Company. Through that date, employees of Stimson Lane Ltd. (Stimson Lane) who were participants of the Plan were able to make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay on a before-tax or after-tax basis. The Company's matching contribution for Stimson Lane employees is 50% of the first 6% of compensation contributed, and for employees of F.W. Rickard Seeds and Yakima Brewing & Malting Company, the Company's matching contribution is 50% of the first 3% and 6% of compensation contributed, respectively. In addition, the Company's matching contribution for eligible U.S. Cigar Sales, Inc. employees is 50% of the first 6% of employee compensation contributed.

Effective November 1, 1999, the lower limit for participants' aggregate contributions to the Plan changed from 2% to 1% of base pay, and the contribution increments changed from 1/2% to 1%. The Plan's provisions for Company matching contributions were not affected by these changes.

Prior to November 1, 1999, forfeitures remained in the UST Common Stock Fund. Subsequent to that date, they are directed to the Stable Value Fund. These forfeitures are applied to reduce employer contributions and totaled $38,687 and $87,501 in 1999 and 1998, respectively. At the discretion of the UST Inc. Board of Directors (the Board), additional matching contributions may be made by the Company. For the years ended December 31, 1999 and 1998, no additional discretionary contributions were made. Company matching contributions are invested in common stock of UST Inc. and are deposited in the UST Common Stock Fund. Prior to November 1, 1999, participants who were at least 59 1/2 years old could direct the Company's matching contributions to the Plan's fixed income fund, rather than the UST Common Stock Fund. Subsequent to that date, participants who are at least 50 years old and 100 percent vested can choose to direct the investment of the Company's matching contributions to any of the Plan's investment options. Participant contributions are always 100% vested, while vesting of the Company's contributions generally occurs over a period of five years at a rate of 20% for each year of service. Participants become 100% vested upon death or attainment of age 55.

The Plan includes a loan feature for participants who are currently employed by the Company enabling them to borrow from their vested plan balance. Participants may not obtain a loan if they (i) already have two outstanding loans under the Plan or (ii) have obtained a loan from the Plan within the six-month period immediately preceding the application for a new loan. The term of the loan can range from one to five years as elected by the participant. Loan repayments are made in equal installments of principal and interest by automatic payroll deductions. The maximum amount the participant can borrow is the lesser of 50% of their vested interest in the Plan or $50,000, less the highest outstanding loan balance over the previous twelve months. The minimum loan amount is $1,000. The loan interest rate is determined on a monthly basis and is equal to the prime rate published in the Wall Street Journal on the first business day of the calendar month. The interest rate is fixed for the term of the loan. In the event a participant defaults on a Plan loan, the entire unpaid balance of the loan shall become due and payable immediately. Loans may be prepaid in full at any time.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1999 and 1998

2. DESCRIPTION OF PLAN (CONTINUED)

Expenses incurred to administer the Plan are paid from Plan assets to the extent permissible under applicable law. All costs and expenses with regard to the purchase or sale of investments are paid by the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested and receive the fair value of their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plans provisions. Copies of the SPD are available from the Company's Employee Benefits Department.

3. PARTICIPANTS' INTERESTS

A participant's interest in the Plan is based on "Units of Participation", the value of which is calculated daily (calculated monthly prior to November 1, 1999) for each fund based on the aggregate fair value of the fund's investments. A participant obtaining a distribution from the Plan receives the fair value of his or her account. If a participant leaves the Company before becoming fully vested in the employer's contributions to the Plan, the participant will forfeit the nonvested portion of the employer's contributions. Under the provisions of the Plan, a participant may, at the discretion of the EBAC, be permitted to (i) contribute to the Plan certain distributions received from another qualified employee benefit plan or (ii) direct the trustee of such other plan to make a trust-to-trust transfer to the Plan of the participant's account in such other plan.

4. INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                                               DECEMBER 31
                                                                      -----------------------------
                                                                          1999            1998
                                                                          ----            ----
UST Inc. Common Stock, at fair value;
      1999 - 2,422,831 shares; 1998 - 2,380,554 shares                 $61,025,056*    $83,021,821*
American Express Trust Equity Index II; Common Stock
      Fund, at fair value; 1999 - 708,574 shares                        28,285,581               -
Guaranteed Investment Contract Fund, at contract value;
      1999 - 15,470,902 units; 1998 - 15,476,582 units                  15,470,902      15,476,582
MAS Small Capital Value Portfolio; Equity Mutual
      Fund, at fair value; 1999 - 395,026 shares                         7,975,581               -
State Street Bank & Trust Company; Common Stock
      Fund, at fair value; 1998 - 103,479                                        -      21,182,549


*Nonparticipant-directed

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1999 and 1998

4. INVESTMENTS (CONTINUED)

In accordance with the Plan, prior to November 1, 1999, participants could direct their contributions to invest in one or more of the following: a fixed income fund, an index fund, UST common stock, a balanced fund and a small company fund. Subsequent to that date, participants may direct their contributions to invest in one or more of the following: the Stable Value Fund, the American Express Trust Equity Index Fund II, the UST Common Stock Fund, the INVESCO Total Return Fund, the MAS Funds Small Cap Value Portfolio, the BT Pyramid International Equity Fund, the Massachusetts Investors Trust Fund and the American Express Trust Bond Index Fund. The Plan allows participants who invest in more than one fund option to allocate their contributions in 5% increments (1% increments after November 1, 1999) per fund. In addition, the Plan permits participants to change their existing account balances by transferring amounts from any one participant-directed fund to any other such fund.

The Plan's investments include fully benefit responsive investment contracts with insurance companies and other financial institutions. Benefit responsive contracts consist of contributions made under the contract and interest at the contract rate and provide contract value payments for participant distributions, loans and investment transfers as allowed by the Plan. There are exceptions for payments to participants who, as a result of a company event, cease to be employed by the Company. A company event includes a significant early retirement program, divestiture or other company action that could be construed as causing increased plan payments to participants. The interest rates are set at the time of purchase and provide a stated rate of interest on the principal and accrued interest balance over the life of the contract. The weighted-average yield for all guaranteed investment contracts was 6.3% in 1999 and 6.6% in 1998. The weighted-average crediting interest rate for all guaranteed investment contracts was 6.3% at December 31, 1999 and 6.3% at December 31, 1998.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1999 and 1998

5.     NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Plan's nonparticipant-directed investments is as follows:

                                                                              DECEMBER 31
                                                                 ------------------------------------
                                                                       1999                 1998
                                                                       ----                 ----
NET ASSETS, AT FAIR VALUE
   UST Common Stock Fund                                           $61,920,794        $  81,744,778
                                                                 =============        =============

                                                                        YEAR ENDED DECEMBER 31
                                                                 ------------------------------------
                                                                       1999                 1998
                                                                       ----                 ----
CHANGES IN NET ASSETS
   Employee and employer contributions                            $  5,186,644        $  5,546,003
   Interest and dividends                                            3,986,688           3,864,676
   Net depreciation                                                (22,916,306)         (4,570,776)
   Benefits paid directly to participants                           (5,181,224)         (7,982,958)
   Administrative expenses                                            (231,016)           (223,215)
   Transfers to participant-directed investments                      (668,770)         (2,031,507)
                                                                 -------------        -------------
                                                                  $(19,823,984)       $ (5,397,777)
                                                                 =============        =============

Amounts above include both the participant-directed and the nonparticipant-directed components of the fund's investments and the effects of changes associated with both components of these investments.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 9, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The EBAC believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                             SUPPLEMENTAL SCHEDULES

                                    UST Inc.
                             Employees' Savings Plan
                         EIN 06-1193986, Plan number 002
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 1999

                                               DESCRIPTION OF INVESTMENT
                                               INCLUDING MATURITY DATE,
      IDENTITY OF ISSUE, BORROWER,             RATE OF INTEREST, PAR OR
        LESSOR OR SIMILAR PARTY                     MATURITY VALUE                              CURRENT VALUE
---------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents:

   Cash                                        -                                                $      14,763

   American Express Trust
     Money Market II                           895,738 shares                                         895,738
                                                                                                -------------
Total Cash and Cash Equivalents                                                                       910,501
                                                                                                -------------
UST Inc. (1)                                   2,422,831 shares -
                                               Common Stock (2)                                    61,025,056
                                                                                                -------------
Group Trust Funds:

   American Express Trust                      7,339 shares -
      Bond Index II                            Balanced Fund                                           72,659

   American Express Trust                      708,574 shares -
      Equity Index II                          Equity Fund                                         28,285,581

   American Express Trust
      Income Fund II                           178,865 shares                                       3,489,906

   BT Pyramid International                    20 shares -
      Equity Fund                              International Mutual Fund                               94,231

   INVESCO Total Return Fund                   200,432 shares -
                                               Balanced Mutual Fund                                 5,804,525

   Massachusetts Investors Trust               8,430 shares -
                                               Equity Mutual Fund                                     176,609

   MAS Small Capital Value Fund                395,026 shares -
                                               Equity Mutual Fund                                   7,975,581
                                                                                                -------------
Total Group Trust Funds                                                                            45,899,092
                                                                                                -------------

(1) Indicates party-in-interest to the Plan.

(2) Cost $31,672,457.

                                    UST Inc.
                             Employees' Savings Plan
                         EIN 06-1193986, Plan number 002
   Schedule of Assets Held for Investment Purposes at End of Year (continued)
                                December 31, 1999

                                                    DESCRIPTION OF INVESTMENT
                                                    INCLUDING MATURITY DATE,
      IDENTITY OF ISSUE, BORROWER,                  RATE OF INTEREST, PAR OR
        LESSOR OR SIMILAR PARTY                          MATURITY VALUE                   CURRENT VALUE
--------------------------------------------------------------------------------------------------------
Guaranteed Investment Contracts:

   Allstate Life Insurance Company                  1,200,397 units, 6.66%,
                                                       due October 1, 2001                $   1,200,397
   Continental Assurance                            1,014,061 units, 6.49%,
                                                       due April 2, 2001                      1,014,061
   GE Life Insurance Company                        471,659 units, 6.92%,
                                                       due September 29, 2000                   471,659
   GE Life Insurance Company                        1,316,559 units, 5.71%,
                                                       due December 31, 2002                  1,316,559
   John Hancock Life Insurance Company              1,176,971 units, 6.72%,
                                                       due July 1, 2002                       1,176,971
   John Hancock Life Insurance Company              901,946 units, 7.12%,
                                                       due April 1, 2002                        901,946
   Metropolitan Life Insurance Company              619,167 units, 6.80%,
                                                       due June 30, 2000                        619,167
   Metropolitan Life Insurance Company               751,771 units, 6.20%,
                                                        due December 29, 2000                   751,771
   Monumental Life Insurance Company                1,058,947 units, 5.61%,
                                                        due March 31, 2003                    1,058,947
   Monumental Life Insurance Company                1,543,813 units, 6.54%,
                                                        due March 31, 2003                    1,543,813
   Monumental Life Insurance Company                211,027 units, 6.78%,
                                                       due December 29, 2000                    211,027
   New York Life Insurance Company                  1,040,879 units, 5.86%,
                                                       due March 31, 2003                     1,040,879
   Protective Life Insurance Company                1,081,813 units, 5.97%,
                                                       due September 30, 2002                 1,081,813
   Transamerica Insurance & Investments             635,197 units, 7.08%,
                                                       due December 31, 2000                    635,197

                                    UST Inc.
                             Employees' Savings Plan
                         EIN 06-1193986, Plan number 002
   Schedule of Assets Held for Investment Purposes at End of Year (continued)
                                December 31, 1999

                                                      DESCRIPTION OF INVESTMENT
                                                      INCLUDING MATURITY DATE,
      IDENTITY OF ISSUE, BORROWER,                    RATE OF INTEREST, PAR OR
        LESSOR OR SIMILAR PARTY                            MATURITY VALUE                        CURRENT VALUE
----------------------------------------------------------------------------------------------------------------
   Travelers Insurance Company                        1,109,397 units, 6.08%,
                                                         due October 1, 2001                     $    1,109,397
   Travelers Insurance Company                        1,337,298 units, 5.59%,
                                                         due June 30, 2003                            1,337,298
                                                                                                 ---------------
Total Guaranteed Investment Contracts                                                                15,470,902
                                                                                                 ---------------
Participant Loans Receivable                                                                          3,704,824
                                                                                                 ---------------
Total Investments                                                                                $  127,010,375
                                                                                                 ===============

                                    UST Inc.
                             Employees' Savings Plan
                         EIN 06-1193986, Plan number 002
                       Schedule of Reportable Transactions
                          Year Ended December 31, 1999

     Identity of                                                    Purchase            Selling                              Net
   Party Involved          Description of Assets                    Price (1)          Price (1)      Cost of Asset      Gain (Loss)
------------------------------------------------------------------------------------------------------------------------------------

CATEGORY (iii) - A SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS
UST Inc.(2)                Common Stock - Shares:
                           170,871                                  $4,790,277                         $4,790,277                 -
                           128,594                                                    $3,864,447        1,805,439        $2,059,008

THERE WERE NO CATEGORY (i), (ii) OR (iv) REPORTABLE TRANSACTIONS.
"LEASE RENTAL" AND "EXPENSES INCURRED WITH TRANSACTION" COLUMNS WERE NOT APPLICABLE.

(1) Purchase and selling prices are equal to current value at dates of acquisition and disposition, respectively.

(2)   Indicates party-in-interest to the Plan.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the UST Inc. Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         UST INC. EMPLOYEES' SAVINGS PLAN

                                         /s/ ALTON W. ADAMS
                                         ------------------------------------
                                         Alton W. Adams
                                         Chairman, UST Inc. Employee Benefits
                                         Administration Committee

Dated:  May 12, 2000

                                                                    EXHIBIT 23.1

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Post-Effective Amendment No. 4 to the Registration Statement (Form S-8 No. 2-72410) pertaining to the Employees' Savings Plan of UST Inc. of our report dated April 28, 2000, with respect to the financial statements and schedules of the UST Inc. Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

Stamford, Connecticut
May 12, 2000




                                                           /s/ ERNST & YOUNG LLP